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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KAPITALL GENERATION, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1460 Broadway, 4th floor

(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Roberts (201) 310 – 5322

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin Nebbia & Associates

(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200	Fairfield	New Jersey	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

KAPITALL GENERATION LLC
(A Wholly Owned Subsidiary of NEW KAPITALL HOLDINGS, LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

☒ Report of Independent Registered Public Accounting Firm.

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☐ (c) Statement of Operations.

☐ (d) Statement of Changes in Member's Equity.

☐ (e) Statement of Cash Flows.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

☒ Notes to Financial Statements.

☐ (g) Computation of Net Capital For Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.

☐ (h) Computation for Determination of Reserve Requirements For Brokers And Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Under the Securities Exchange Act of 1934.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Affirmation.

☐ (m) Copy of the SIPC Supplemental Report (filed separately).

☒ (n) A Report Describing the Broker-Dealer's Compliance with the Exemptive Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Independent Registered Public Accountant's Report on the Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

AFFIRMATION

I, Barry Mione, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Kapitall Generation LLC, as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither Kapitall Generation LLC, nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CEO

Notary Public

2/28/19
Date

DANIELLE QUINTERO
Notary Public
STATE OF TEXAS
My Comm. Exp. 11/16/2021
ID# 131353729

CONFIDENTIAL

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
Kapitall Generation, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kapitall Generation, LLC (the "Company") as of December 31, 2018, the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have served as the Company's auditor since 2017.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 28, 2019

KAPITALL GENERATION LLC
(A Wholly Owned Subsidiary of New Kapitall Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		
Cash	$	1,719
Clearing Deposit		200,372
Prepaid expenses		20,741
Due from Clearing Broker		726
	$	223,558
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable		115,476
Due to Parent		64,147
Total liabilities		179,623
MEMBER'S EQUITY:		43,935
	$	223,558

See notes to financial statements.

KAPITALL GENERATION LLC

(A Wholly Owned Subsidiary of New Kapitall Holdings LLC)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization — Kapitall Generation, LLC (a Wholly Owned Subsidiary of New Kapitall Holdings, LLC) (the "Company") was organized on December 4, 2009, under the laws of the State of Delaware. The Company was incorporated under the original name Stereo Scope Securities, LLC, however, effective February 17, 2012, Stereo Scope Securities, LLC changed its name to Kapitall Generation, LLC. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. On August 19, 2011, the Company became a member of the Financial Industry Regulatory Authority. The Company's original parent company, Kapitall, Inc., sold all of its assets and wholly-owned subsidiary, Kapitall Generation LLC, in an asset sale on January 31, 2014. The new parent company, New Kapitall Holdings, LLC wholly owns Kapitall Generation LLC and has represented it will continue to provide the necessary capital for the Company's operating expenses and net capital requirement. New Kapitall Holdings, LLC is a wholly owned subsidiary of LV Kapitall, LLC.

Furthermore, LV Kapitall, LLC wholly owns DCP360, Inc (dba "SaveDay"), a provider of 401(k) plans to smaller employers. In addition, New Kapitall Holdings, LLC wholly owns WealthyX, a provider of automated investment management ("robo advisory") services which are made available to SaveDay and its clients.

The liability of the member for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

Business Description — The Company continues to engage in on-line retail brokerage operations as an introducing broker to its clearing firm, Apex Clearing Corporation. Increasingly, the Company has focused on making clearing and execution services available to the 401(k) plans managed by SaveDay, once again acting as introducing broker to its clearing firm, Apex Clearing Corporation.

2. ACCOUNTING POLICIES

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates in the Preparation of Financial Statements — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Revenue Recognition — Securities transactions and the related revenues and expenses are recorded on a trade date basis. Fees for services rendered are recorded on an accruals basis.

Income Taxes — While the Company is a disregarded entity for income tax purposes, the net loss is included in the corporate income tax returns of its parent.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. As of December 31, 2018, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is subject to examination by federal, state, or local taxing authorities for the periods since 2013.

Cash — All cash is on deposit in a non-interest-bearing account with a major financial institution.

Clearing Deposit — All funds are held by Apex Clearing Corporation, the Company's fully disclosed clearing agent.

Accounts receivable — Accounts receivable are presented on the balance sheet net of estimated uncollectible amounts. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. The Company recorded an allowance for doubtful accounts of $0 as of December 31, 2018.

Commissions & Other Revenues — In the Company's previous financial statements the Company has reported revenue in respect of commissions earned from its customers for trades executed, cleared and settled by Apex Clearing Corporation acting as the Company's fully disclosed clearing agent. However, in 2018 the Company has waived these commissions and is reporting $0 as Commission revenue in its Statement of Operations. A number of charges for ancillary services provided to the self-directed brokerage customers are passed on to the customers and reported in the Company's Statement of Operations as Other Revenue.

Fair Value of Financial Assets and Liabilities — The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, clearing deposit, due to brokers, prepaid expenses, accounts payable, accrued expenses, and due to parent. The fair value of the Company's financial assets and liabilities approximates the carrying value due to the short-term nature and characteristics of the asset or liability.

Accounts payable and Accrued Expenses — The Company has accounts payable and accrued expenses that represent payments due for outside services and other various liabilities.

Statement of Cash Flows — For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. COMMISSIONS, SERVICE FEES & OTHER REVENUES

In the Company's previous financial statements the Company has reported revenue in respect of commissions earned from its customers for trades executed, cleared and settled by Apex Clearing Corporation acting as the Company's fully disclosed clearing agent. However, in 2018 the Company has waived these commissions and is reporting $0 as Commission revenue in its Statement of Operations.

The Company had previously provided Administrative Services to SaveDay, a provider of 401(k) retirement plans to smaller employers, whose systems are fully integrated with the Company's platform. SaveDay is wholly-owned by LV Kapitall, LLC. SaveDay was paid $1,500 per month to the Company for the Administrative Services provided, which were reported as Service Fees in the Statement of Operations. Furthermore, the Company had contracted with WealthyX to provide automated investment management ("robo advisory") services which are made available to SaveDay and its clients. In turn the Company had paid WealthyX $1,500 per month for the robo advisory services, which had been included in Data Services expense in the Statement of Operations. On August 31, 2017 New Kapitall Holdings, LLC purchased WealthyX and consequently, with effect from October 1, 2017 SaveDay has paid the robo advisory service fees directly to New Kapitall Holdings, LLC and the Company has waived the administrative services fee previously charged to SaveDay. Consequently, in 2018 no such Service Fees and Data Services expenses were recognized in the Company's Statement of Operations.

The Company continues to charge fees to its self-directed brokerage customers for a number of ancillary services aside from the commissions that had been previously charged. These are reported in the Company's Statement of Operations as Other Revenues. In 2018, the Company reported $12,480 as Other Revenues.

4. ADMINISTRATIVE SERVICE AGREEMENT

The Company entered into an administrative service agreement with its parent company, New Kapitall Holdings, LLC, whereby the parent agrees to furnish to the Company, administrative and other services and to pay certain expenses of the Company. Such expenses will be treated either as additional capital contributions by New Kapitall Holdings, LLC to the Company or the Company will accrue such expenses as a liability on its books. During the year ended December 31, 2018, the Company's obligation to New Kapitall Holdings, LLC in the amount of $491,395 was transferred into equity and was treated as an additional capital contribution. At December 31, 2018, a balance was due to New Kapitall Holdings, LLC of $64,147. The Company recognized expenses of $134,528 per this administrative service agreement in the Statement of Operations.

5. NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current aggregate indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined.

At December 31, 2018, the Company had net capital, as defined, of $22,468 which was $10,493 in excess of its required net capital of $11,975. Aggregate indebtedness at December 31, 2018 was $179,623. The ratio of aggregate indebtedness to net capital was 7.9946 to 1.

During 2018, the Company reviewed the custody and trustee arrangements that had been put in place for 401(k) assets under management by its affiliated entities SaveDay and WealthyX, following New Kapitall Holdings, LLC's purchase of WealthyX on August 31, 2017. Following this review, it was determined that Mr. Mione, who held executive positions at the Company, as well as New Kapitall Holdings, LLc and WealthyX, should be replaced as trustee for certain assets under management. Mr. Mione was replaced as trustee on April 10, 2018. Subsequently, it was determined that for the period following New Kapitall Holdings, LLC's purchase of WealthyX on August 31, 2017 and Mr. Mione's replacement as trustee on April 10, 2018 that the Company's minimum net capital requirement was to have been $250,000 and that the Company had not maintained this higher net capital requirement during this time. On June 19, 2018 the Company filed a notification pursuant to SEA Rule 17a-11(b) disclosing this retrospective and inadvertent non-compliance with Rule 15c3-1 caused by the temporary custody arrangements that had been in place following New Kapitall Holdings, LLC's purchase of WealthyX, and explaining how the situation has been resolved on April 10, 2018.

6. STOCK BASED COMPENSATION

The assets of Kapitall, Inc. were acquired by New Kapitall Holdings, LLC on January 31, 2014. Subsequently, on February 24, 2017 New Kapitall Holdings, LLC's board of directors approved a resolution to obtain the necessary shareholder approvals to terminate option awards to purchase the common stock of Kapitall, Inc. that had previously been awarded to employees of the Company.

Mr. Mione, the Company's CEO, and the only employee of the Company that met the continuous service requirements of the options plan, similarly had previously provided his approval to relinquish his option rights.

As such, the Company did not report any compensation expense in 2018 in relation to these option awards. Furthermore, the Company had not recorded any compensation expense in relation to these option awards since the acquisition of Kapitall, Inc. in January 2014.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2019, which is the date the financial statements were available to be issued. There were no subsequent events that required adjustment to or disclosure in the consolidated financial statements except as described below.

On January 1, 2019, New Kapitall Holdings, LLC agreed to convert a further $64,147 of the Company's debt obligation to equity, and for this to be treated as an additional contribution to capital to the Company. On February 1, 2019, New Kapitall Holdings, LLC agreed to convert a further $50,588 of the Company's debt obligation to equity, and for this to be treated as an additional contribution to capital to the Company.

New Kapitall Holdings, LLC is currently in negotiations with DCP360, Inc, a Delaware Corporation, (dba "SaveDay") to sell 100% of the issued and outstanding membership interests in the Company to SaveDay. SaveDay is wholly-owned by LV Kapital.

KAPITALL GENERATION LLC
(A Wholly Owned Subsidiary of New Kapitall Holdings, LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2018

EXEMPTION CLAIMED UNDER SECTION (k) (2) (ii):

Kapitall Generation LLC., is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities Exchange Act of 1934.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
Kapitall Generation, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which Kapitall Generation, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which Kapitall Generation, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(ii) and Kapitall Generation, LLC stated that Kapitall Generation, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Kapitall Generation, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kapitall General, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 28, 2019

KAPITALL GENERATION LLC
(A Wholly Owned Subsidiary of New Kapitall Holdings, LLC)

Exemption Report

Kapitall Generation LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (2). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii). The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(ii) throughout the most recent fiscal year without exception

I, Barry Mione, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Barry Mione

Chief Executive Officer

February 28, 2019

CONFIDENTIAL